Brian McAllister

John Archfield

David Orlic

Office of Mergers and Acquisitions

Ruairi Regan

Brigitte Lippmann

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-3561

July 10, 2015

Re:	Evans Brewing Company Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed June 19, 2015
File No. 333-201771

Dear Ms. Lippmann, and Messrs McAllister, Archfield, Orlic, and Regan:

This correspondence is in response to your letter dated July 1, 2015, in reference to the filing by Evans Brewing Company Inc. (the “Company”) of Amendment No. 3 to the Company’s registration statement on Form S-4, File No. 333-201771 (the “Registration Statement”) filed June 19, 2015, on behalf of the Company.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 4”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 4, redlined to show changes to the original Registration Statement, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 4. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 4.

For purposes of clarity in this letter, the phrase “the Company” will refer to Evans Brewing Company, Inc., a Delaware corporation, to distinguish it from Evans Brewing Company, a California corporation, which will be referred to as “Evans California.”

Risk Factors, page 14

As of the date of this proxy statement…, page 15

1.	We note your revisions to this risk factor in response to prior comment 5; however, it is unclear how current management of Bayhawk is not involved in the determination to cease making required filings as Bayhawk appears to be currently under such obligation and management continues to not make required filings. Please revise or advise.

Response to Comment No. 1

The Company has revised the risk factor to clarify that Bayhawk’s current management was not involved in the determination made in 1999 to cease making required filings, and that current management has not filed periodic reports on behalf of Bayhawk since becoming involved with Bayhawk. The Company has also added a section entitled “Bayhawk’s Filing History” that discusses the prior filing history, the cessation of filings in 1999, and the analysis of Bayhawk’s current management of how to address Bayhawk’s filing obligations.

Liquidity and Capital Resources, page 38

2.	We reissue prior comment 8. Please discuss your liquidity requirements on both a short-term (12 months) and long-term basis based on your cash position as set forth in your most recent balance sheet. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Response to Comment No. 2

The Company has reviewed Instruction 5 to Item 303(a) and Footnote 43 to the Release cited above. In Amendment No. 4, EBC has included a discussion of its liquidity requirements on both a short-term and long-term basis, based on the Company’s cash position in its recent financial statements. The Company has included disclosures relating to anticipated revenues from operations following the anticipated closing of the Asset Purchase Transaction, the sources of funds if such transaction does not close, and a discussion of EBC’s anticipated capital needs on both a short-term and longer term basis.

Notes to Financial Statements

8. Income Taxes, page BH-11

3.	We note your response to prior comment 22. Please tell us your applicable U.S. federal statutory tax rate in the fiscal years 2014 and 2013 and how you considered the requirements to disclose a reconciliation applying your domestic federal statutory tax rate to pretax income from continuing operations. See ASC 740-10-50-12. To the extent you continue to believe the use of a 25% effective tax rate is appropriate tell us the basis for your conclusion including the accounting guidance you relied upon.

Response to Comment No. 3

Pursuant to discussions between the Company’s management and the Company’s tax advisor, Bayhawk management decided to apply a federal rate of 25% so as to not overstate the deferred tax asset created from the significant federal net operating losses.  This is also consistent with Bayhawk’s prior year treatment to not overstate the deferred tax asset. As of December 31, 2014, Bayhawk had gross net operating losses of more than $380,000 and state net operating losses of more than $112,000.  Also, in the year ended December 31, 2014, Bayhawk had a net operating loss of $73,426, which further adds to the net operating losses. After reviewing Section 382 of the Internal Revenue Code, Bayhawk’s management believes that that not all of the loss carry forward may be able to be used because of the change in ownership. The uncertainty of the ability to apply all of the past losses to future earnings has led to the decision of management to calculate the deferred tax asset at the 25% rate.

Bayhawk management applied the same 25% tax rate to calculate the deferred tax assets and the current tax provision. Moreover, all deferred tax assets have been off-set by the Company’s valuation allowance. Because the majority of the net operating losses were earned by Bayhawk during the first few years in operation, Bayhawk has had minimal federal income tax liability.  In 2012 and 2013, the Company had no federal income tax liability.  Bayhawk management expects that Bayhawk will not pay any federal income tax in 2014 or 2015 as well, due to its significant net operating losses. Management will continue to review the tax rate and will make the necessary changes as circumstances change.

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Undertakings, page II-3

4.	We note your response to prior comment 27. Please also include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response to Comment No. 4

The Company has revised the Undertakings to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K as requested.

Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

EVANS BREWING COMPANY, INC.

By:	/s/ Michael J. Rapport
Michael J. Rapport, Chief Executive Officer, President

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